Exhibit 99.1

For immediate release

Alcon Receives Approvable Letter from FDA for RETAANE® Suspension

FORT WORTH, Texas – May 24, 2005 – Alcon, Inc. (NYSE:ACL) announced today that the U.S. Food and Drug Administration (FDA) has issued an approvable letter for its New Drug Application (NDA) for RETAANE® 15 mg (anecortave acetate suspension). RETAANE® suspension is an investigational treatment for preserving the vision of patients with wet age-related macular degeneration (AMD).

Alcon said it will meet with the FDA to discuss the approvable letter, the clinical studies submitted with the NDA and other ongoing clinical studies for RETAANE® suspension to determine the steps necessary to gain final approval for the wet AMD indication.

“We believe that RETAANE® suspension has a positive impact on the vision of patients with AMD. As part of our mission to preserve and restore vision, we are continuing with all of our development efforts for this drug, which we believe will ultimately lead to approval,” said Stella Robertson, Ph.D. and vice president, ophthalmology research and development.

About RETAANE® Suspension

RETAANE® suspension is an investigational treatment for maintaining vision in patients with wet AMD. The drug is an angiostatic cortisene that inhibits the abnormal growth of blood vessels, a process scientifically known as angiogenesis. Angiostatic cortisenes are derived from the steroid class and engineered to remove chemical groups responsible for side effects, such as the development of cataracts and elevated intraocular pressure leading to glaucoma, while preserving potency against angiogenesis.

RETAANE® suspension is administered with a blunt-tipped, curved cannula to deliver the drug behind the eye without puncturing the eyeball. This method of delivery avoids the risk of intraocular infection and retinal detachment, the most common side effects associated with injecting therapeutic agents directly into the eye. In addition, RETAANE® suspension requires less frequent dosing (once every six months) compared to some other investigational drugs, which are injected into the eye as often as 9 to 12 times a year. No clinically relevant side effects related to the medication or application procedure were reported in the study.

Alcon has conducted extensive clinical research into RETAANE® suspension over the last five years. The company has reported clinical study results from two pivotal studies that formed the basis of its clinical package for its NDA. The first study demonstrated that after one year 79 percent of patients treated with RETAANE® suspension maintained their vision, compared to 53 percent of those who received a sham application. The second study demonstrated that after one year the visual outcomes in patients who received RETAANE® suspension were not statistically different from those of patients who received photodynamic therapy with Visudyne®.

About Alcon

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world’s leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases. Alcon has multiple programs to investigate, discover and develop novel compounds to treat AMD and other retinal diseases.

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Caution Concerning Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to complete clinical trials for RETAANE® 15 mg (anecortave acetate suspension) and gain approval of our NDA from the FDA and the expected benefits of RETAANE® suspension in treating AMD. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain approval of our NDA for RETAANE® suspension to the FDA, or approval of the NDA may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than RETAANE® suspension; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Vice President, Investor Relations &

Strategic Corporate Communications

817-551-8974

doug.machatton@alconlabs.com

www.alconinc.com